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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
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                              VISIONICS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    92831E101
                                 (CUSIP Number)
                             -----------------------

                                 JOSEPH J. ATICK
                      C/O VISIONICS TECHNOLOGY CORPORATION
                           1 EXCHANGE PLACE, SUITE 800
                          JERSEY CITY, NEW JERSEY 07302
                            TEL. NO.: (201) 332-9213
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                FEBRUARY 16, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
CUSIP No.  253833107
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Joseph J. Atick
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                  OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                      [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
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         NUMBER OF                  7        SOLE VOTING POWER
          SHARES
 BENEFICIALLY OWNED BY EACH                  2,072,905
         REPORTING                  --------------------------------------------
          PERSON                    8        SHARED VOTING POWER
           WITH
                                             -0-
                                    --------------------------------------------
                                    9        SOLE DISPOSITIVE POWER

                                             2,072,905
                                    --------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,072,905
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.91%
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14       TYPE OF REPORTING PERSON

                  IN
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                                                                          3 of 6

ITEM 1.           SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Visionics Corporation, a Delaware corporation (the "Company" or the "Issuer"). The Company's principal executive office is located at 5600 Rowland Road, Minnetonka, Minnesota 55343.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) - (c) The person or entities filing this statement is Joseph J. Atick ("ATICK" or "REPORTING PERSON").

                  ATICK

                  Atick is currently a Director and the Chief Executive Officer of the Company and the former Chief Executive Officer of Visionics Technology Corporation, a wholly-owned subsidiary of the Issuer. The principal business address of Atick is 1 Exchange Place, Suite 800, Jersey City, New Jersey, 07302.

                  (d) Atick has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Atick has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Atick is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On February 16, 2001, pursuant to the Agreement and Plan of Merger, dated October 18, 2000, as amended, by and among Digital Biometrics, Inc., Visionics Corporation (presently known as Visionics Technology Corporation), a New Jersey corporation ("Visionics"), VC Acquisition Corp., a New Jersey corporation and the other parties named therein (the "Merger Agreement"), the Company acquired Visionics when VC Acquisition Corp. merged with and into Visionics (the "Merger").

                  The aggregate value received by Atick as reported in this
Schedule 13D is $11,841,988.

                  The Reporting Person is the beneficial owner of 2,072,905 shares of the Issuer's Common Stock which he acquired pursuant to the terms of the Merger Agreement. The shares of Common Stock reported in this Schedule 13D were acquired by the Reporting Person in the Merger as a result of the conversion of each outstanding

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                                                                          4 of 6

share of Visionics into approximately 0.51823 shares of Common Stock. The Merger became effective February 16, 2001.

ITEM 4.           PURPOSE OF TRANSACTION.

                  As described in Item 3 above, the shares of Common Stock reported in this Schedule 13D were acquired by the Reporting Person in the Merger as a result of the conversion of each outstanding share of Visionics into approximately 0.51823 shares of Common Stock. The Reporting Person acquired shares of the Issuer's Common Stock for investment purposes and does not have any present plans or proposals which relate to or would result in:

                  (a) the acquisition by an person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

                  (d) any change in the board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board, other than the election, pursuant to the Merger Agreement, of Atick to the offices of Chief Executive Officer of the Issuer;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act, as amended; or

                  (j)      any action similar to any of those enumerated above.

It is possible that the Reporting Person will hold or sell the Common Stock in the future.

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                                                                          5 of 6

ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER.

                  (a) Atick is the beneficial owner of 2,072,905 shares of Common Stock of the Issuer, representing approximately 8.91% of the class (based upon 16,980,731 shares of Common Stock outstanding on December 31, 2000 as reported in the Issuer's Quarterly Report on Form 10-Q, plus the 6,273,772 shares of Common Stock issued as a result of the Merger).

                  (b) Atick has sole voting and dispositive power over his shares identified in response to Item 5(a) above.

                  (c) Except as noted herein, Atick has not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

                  (d) To the best of Atick's knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that Atick may be deemed to own beneficially.

                  (e) Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                  OR RELATIONSHIPS WITH RESPECT TO SECURITIES
                  OF THE ISSUER.

                  There exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged the securities of the Issuer nor are the securities subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  NO.      DOCUMENT
                  ---      --------

                   1. Agreement and Plan of Merger, dated as of October 18, 2000, as amended, as filed by Digital Biometrics, Inc. (now Visionics Corporation) as Exhibit 2.1 to its Registration Statement on Form S-4 (File No. 333-51526), filed with the Securities and Exchange Commission on December 8, 2000, which is incorporated in this Schedule 13D by reference.

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                                   SIGNATURES

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2001



                                        /s/  Joseph J. Atick
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                                        Joseph J. Atick